Exhibit 12

HUGHES COMMUNICATIONS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income tax (expense) benefit; equity in earnings (losses) of unconsolidated affiliates; and discontinued operations	$28,696	$(49,371)	$17,520	$49,630	$16,804
Fixed charges	78,391	70,622	60,296	59,964	53,354
Amortization of capitalized interest	1,325	-	-	-	-
Capitalized interest	(13,957)	(1,716)	(4,752)	(12,031)	(1,900)

Total earnings	$94,455	$19,535	$73,064	$97,563	$68,258

Fixed charges:
Interest	$73,302	$65,835	$56,079	$55,806	$49,691
Portion of rent expense representative of interest	5,089	4,787	4,217	4,158	3,663

Total fixed charges	$78,391	$70,622	$60,296	$59,964	$53,354

Ratio of earnings to fixed charges	1.2x	*	1.2x	1.6x	1.3x

Deficiency of earnings to fixed charges		$(51,087)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing total fixed charges into income (loss) before income tax expense (benefit), equity in earnings (losses) of unconsolidated affiliates and discontinued operations plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).